SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Exchange Traded Concepts Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

3555 Northwest 58th Street, Suite 410, Oklahoma City, Oklahoma 73112

Telephone Number (including area code): (405) 813-6338

Name and address of agent for service of process: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, with copies to J. Garrett Stevens, 3555 Northwest 58th Street, Suite 410, Oklahoma City, Oklahoma 73112, and W. John McGuire, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒   Yes ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Oklahoma and state of Oklahoma on the 20th day of April 2012.

EXCHANGE TRADED CONCEPTS TRUST II

/s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: Initial Trustee

Attest:

/s/ Rita Oliver

Name: Rita Oliver

Title: Notary